July 22, 2024

Zaichang Ye
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

       Re: SunCar Technology Group Inc.
           Registration Statement on Form F-3
           Filed July 12, 2024
           File No. 333-280780
Dear Zaichang Ye:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Elizabeth Fei Chen